AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1998
                                                    Registration No. 333-62955
==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                 ---------------
                         ADVANCED TISSUE SCIENCES, INC.
             (Exact name of Registrant as specified in its charter)

          Delaware                                          14-1701513
(State or other jurisdiction                             (I.R.S. Employer
     or incorporation)                                Identification Number)

                          10933 NORTH TORREY PINES ROAD
                           LA JOLLA, CALIFORNIA 92037
                                 (619) 450-5730
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)
                               -------------------

                               ARTHUR J. BENVENUTO
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                         ADVANCED TISSUE SCIENCES, INC.
                          10933 NORTH TORREY PINES ROAD
                           LA JOLLA, CALIFORNIA 92037
                                 (619) 450-5730
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              ---------------------

                                   Copies to:
                              RICHARD A. FINK, ESQ.
                         Brobeck, Phleger & Harrison LLP
                               38 Technology Drive
                            Irvine, California 92618
                                 (949) 790-6300
                              --------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     PROSPECTUS
     (SUBJECT TO COMPLETION, DATED NOVEMBER ____, 1998)

                         ADVANCED TISSUE SCIENCES, INC.
                               11,324,262 SHARES
                                 COMMON STOCK
                               ________________

   THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                ________________

     THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE
      COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                                ________________

     This Prospectus relates to the resale from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders") of up to 11,324,262 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Advanced Tissue Sciences, Inc. (the "Company"), as may be issuable by the Company upon conversion of the shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") held by the Selling Stockholders and as a form of payment of dividends on the Series B Preferred Stock. The shares of Common Stock as to which this Prospectus relates are hereinafter referred to as the "Shares." The Company will receive no part of the proceeds of sales of the Shares by the Selling Stockholders. The Shares are being registered by the Company pursuant to registration rights granted to the Selling Stockholders.

     On July 10, 1998, pursuant to a Securities Purchase Agreement dated as of that date (the "Purchase Agreement"), the Company sold 500 shares of the Series B Preferred Stock for an aggregate purchase price of $25,000,000 in a private placement to a group of accredited investors in a transaction exempt from the registration requirements of the Securities Act. The shares of Series B Preferred Stock are convertible into shares of Common Stock. Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock equal to (i) such share's stated value of $50,000 plus any accrued and unpaid dividends divided by (ii) an initial conversion price of $4.774. The conversion price is subject to adjustment as follows: the conversion price will be increased by one-half the amount by which the average of the 15 lowest average daily trading prices (as defined pursuant to the provisions of the Series B Preferred Stock) of the Common Stock during the 45 trading days prior to the date of conversion (the "Trading Price") exceeds $7.956 per share; conversely, should the Trading Price (as defined) prior to a conversion be equal to or below $3.58 per share, the conversion price will be such Trading Price. Notwithstanding the foregoing, if the Company consummates certain types of equity financings, including, without limitation, a drawdown under its existing $50 million equity line, thereafter the conversion price will be subject to adjustment as follows: the conversion price will be increased by one-half the amount by which the Trading Price exceeds $7.956 per share; conversely, (i) should the Trading Price prior to a conversion be less than $7.956 per share but greater than $4.774 per share, the conversion price will be $4.774 per share and
(ii) if the Trading Price prior to a conversion is equal to or below $4.774 per share, the conversion price will be such Trading Price. Based on the Trading Price as of November 3, 1998, 11,324,262 shares of Common Stock, representing approximately 28.8% of the shares of Common Stock outstanding on such date, would be issuable upon conversion of the Series B Preferred Stock and as dividends on such shares of Series B Preferred Stock as of such date.

     Pursuant to the terms of the Series B Preferred Stock, any holder of Series B Preferred Stock will not be permitted at any time to convert an amount of Series B Preferred Stock which would result in such holder beneficially owning (other than shares of Common Stock beneficially owned through ownership of Series B Preferred Stock) more than 4.99% of the then outstanding capital stock of the Company absent 61 day prior written waiver by such holder. Such restriction relates to the convertibility of the Series B Preferred Stock and applies to the initial purchasers thereof and to any subsequent purchasers or transferees of the Series B Preferred Stock but not to any subsequent purchasers or transferees of the Comon Stock issued or issuable upon conversion of the Series B Preferred Stock. Subject to certain conditions, including the Common Stock trading above $9.548 per share, the Company may elect any time after one year from the issue date to require conversion of some or all of the Series B Preferred Stock. Any outstanding balance of Series B Preferred Stock is subject to mandatory conversion or, at the option of the Company, redemption three years from the date of issuance, subject to extension upon certain events. Each share of the Series B Preferred Stock bears cumulative dividends at the rate of 5% (i.e., $2,500) per annum payable on the first day of each calendar quarter beginning on the earlier of
(i) the first day of the calendar quarter immediately following the date of this Prospectus or (ii) January 1, 1999. Dividends are payable in shares of Common Stock (at the then prevailing market price) or, at the option of the Company, in cash. Subject to certain conditions, the Company has a right beginning in January 1999 to require the holders of the Series B Preferred Stock to purchase up to an additional 500 shares of Series B Preferred Stock at a purchase price of $50,000 per share. This prospectusdoes not relate to the issuance or resale of any shares of Common Stock issuable by the Company upon conversion of the additional shares of Series B Preferred Stock which may be issued in January 1999.

     Issuance by the Company of shares of Common Stock upon conversion of the Series B Preferred Stock equal to or in excess of an aggregate of 7,864,834 shares (20% of the number of shares of Common Stock outstanding on the date of issuance of the Series B Preferred Stock) is subject to the Company's compliance with Rule 4460(i) of The Nasdaq Stock Market, which would require approval of the Company's stockholders prior to such issuance.

     The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. It is anticipated, however, that the Shares may be offered by the Selling Stockholders from time to time in one or more transactions on The Nasdaq National Market, in privately negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commission and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution."

     The Common Stock is listed on The Nasdaq National Market under the symbol "ATIS." On November 3, 1998 the last sale price of the Common Stock was 2.9375 per share.

     The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

                THE DATE OF THIS PROSPECTUS IS NOVEMBER __, 1998.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ________________

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on The Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C., 20006.

                         ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-016607) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

     (3) The Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998, filed with the Commission on August 27, 1998;

     (4) The definitive Proxy Statement for the Company's 1998 Annual Meeting of Stockholders filed with the Commission on April 17, 1998 pursuant to Regulation 14A;

     (5) The Company's Current Report on Form 8-K filed with the Commission on July 16, 1998;

     (6) The Company's Registration Statement on Form 8-A dated July 28, 1992;

     (7) The Company's Registration Statement on Form 8-A dated January 6, 1995; and

     (8) All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus, to the extent required, and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written and oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, Advanced Tissue Sciences, Inc., 10933 North Torrey Pines Road, La Jolla, CA 92037, or by telephone at
(619) 450-5730.

                              THE COMPANY

     THE FOLLOWING IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER "RISK FACTORS."

     Advanced Tissue Sciences, Inc. (the "Company") is a leading tissue engineering company engaged in the development of human-based tissue products for therapeutic applications. The Company is currently focusing its efforts primarily on skin, cartilage and cardiovascular products. Utilizing principles of cell biology, bioengineering, biochemistry, and polymer and transplant science, the Company has developed and is applying a proprietary core technology which permits living human cells to be cultured ex vivo in a manner that allows the cells to develop and assemble into a functioning three-dimensional tissue. With this proprietary technology, the Company has successfully replicated a variety of human tissues. The Company's two skin products, Dermagraft(R) and TransCyte(TM) (formerly Dermagraft-TC(R)), are currently being sold in certain markets and the Company has other products in various stages of development.

     The Company's objective is to redefine tissue repair and transplantation by developing, manufacturing and marketing products produced through tissue engineering. The Company's product strategy is to utilize its patented core technology to develop multiple products which address unmet therapeutic needs or offer improved, cost-effective alternatives to current treatment modalities. By building upon its base of scientific knowledge through the continued application of its proprietary core technology, the Company believes it will be able to achieve significant synergies in the development, clinical testing and manufacture of successive tissue products. In addition, the Company is focusing its development programs on products which are currently being or are expected to be regulated as medical devices. Medical devices are generally subject to a shorter regulatory approval process than biologics or pharmaceuticals.

     Leading the Company's product development efforts are its therapeutic skin products which address the burn and skin ulcer markets. These products are based on three-dimensional, human tissues designed by the Company as temporary or permanent replacements for human dermis. These products were developed for conditions where the dermis (the inner skin layer) has been injured or destroyed, such as in severe burns and chronic skin ulcers. The dermis is essential to normal skin function and healing and, unlike epidermis (the outer skin layer), does not regenerate into normal tissue after injury.

TRANSCYTE (FORMERLY DERMAGRAFT-TC)

     In March 1997, the Company received marketing approval from the U.S. Food and Drug Administration (the "FDA") for its first therapeutic product, TransCyte, a temporary covering for severe, full-thickness burns. In addition, in October 1997, the Company received FDA approval to market TransCyte for partial-thickness burns in the United States. TransCyte is currently being marketed for burns, and will be marketed for other wound care applications, under a recently expanded joint venture with Smith & Nephew plc ("Smith & Nephew"). TransCyte was also approved for sale in Canada for severe and partial-thickness burns in January 1998.

     TransCyte consists of a dermal tissue with an ultra-thin synthetic covering that acts as a protective cover. In full-thickness burns, TransCyte is designed to help retain fluids and reduce the risk of infection until a sufficient amount of the patient's own skin becomes available for grafting. In partial-thickness burns, TransCyte, as compared to silver sulfadiazine, has been shown to significantly reduce pain and to heal burns faster and with less scarring.

     Of the approximately 1.2 million people who suffer burn injuries annually in the United States, up to 13,000 are severely burned and require skin grafts. TransCyte was initially approved to address the approximately 1,500 severely burned patients with burns exceeding 20% body surface area. Another 30,000 to 40,000 burn victims, often children, suffer the partial to mid-dermal burns also being addressed by TransCyte. These burns frequently result from household hazards such as scalds from hot liquids, faulty heating pads or misuse of ignition fluids.

DERMAGRAFT

     Dermagraft for the treatment of diabetic foot ulcers was approved for sale in Canada in August 1997 and was introduced in the United Kingdom and several other European countries late in 1997 through the joint venture with Smith & Nephew. The Company also submitted a Premarket Approval ("PMA") application to the FDA for approval to market Dermagraft for the treatment of diabetic foot ulcers in the United States. In January 1998, an FDA advisory panel recommended approval of Dermagraft with the condition that the Company perform a post-marketing study to confirm efficacy and provide physician training. However, in June 1998, the FDA decided the PMA application was not approvable without supportive data from an additional controlled clinical trial. The Company has recently received approval from the FDA allowing it to begin the requested clinical trial. Based on the clinical plan, the Company believes the additional data could be available for submission in twelve to eighteen months after trial initiation, assuming a reasonable rate of patient enrollment and data consistent with its previous PMA submission.

     Dermagraft is a dermal replacement product grown on a bioabsorbable scaffold. It is designed to provide a healthy, metabolically active dermal matrix in chronic ulcers to support wound closure. Healing skin ulcers faster can potentially reduce the risk of infection (and, in the case of diabetic foot ulcers, the subsequent risk of amputation), the need for skin grafting and reconstructive procedures. Chronic skin ulcers that may be addressed by Dermagraft include diabetic foot ulcers, venous ulcers and pressure ulcers. Approximately 800,000 diabetic foot ulcers are estimated to be treated in the United States each year, approximately half of which are believed to represent the target market for Dermagraft. It is estimated that approximately 1.5 million patients are affected by pressure ulcers and approximately 500,000 patients are diagnosed with venous ulcers in the United States each year.

     Under the joint venture agreement with Smith & Nephew, Advanced Tissue Sciences has principal responsibility for manufacturing and Smith & Nephew has primary responsibility for the worldwide sales and marketing of Dermagraft. Smith & Nephew is a world leader in wound care sales with an established sales force in over 90 countries. Smith & Nephew is known for its comprehensive training and customer education programs, and has successfully launched several advanced wound care products. The joint venture also expects to begin clinical trials of Dermagraft in the treatment of venous ulcers and pressure ulcers.

ORTHOPEDICS

     Through a separate joint venture with Smith & Nephew, the Company is developing tissue engineered cartilage for orthopedic applications utilizing its proprietary three-dimensional culture system. Over the past several years, most of the joint venture's activities have been directed toward the development of a human tissue engineered articular cartilage product. Tissue engineered articular cartilage could provide a significant opportunity to treat patients at an earlier stage of joint degeneration, thereby delaying, or in some cases eliminating, the need for total joint replacements. The pace of development of a human-based, tissue engineered articular cartilage slowed during 1997 as a result of the Company's focus on optimizing the product. Efforts to optimize the product are continuing in 1998 as the basis for advancing into clinical trials. The joint venture has also developed prototypes for a tissue engineered meniscus which it expects to move into preclinical studies during 1998. There are over
1.2 million arthroscopic procedures for repair of the knee, including procedures involving articular cartilage, meniscus and ligament performed annually in the United States.

CARDIOVASCULAR

     Through the use of its tissue engineering technology, Advanced Tissue Sciences is working on developing blood vessels which will grow and repair normally. The Company's tissue engineered products may provide enhanced biocompatibility and improved patency with a reduced need for the anticoagulant drugs required with currently available products. In October 1997, Advanced Tissue Sciences was awarded a $2 million Advanced Technology Program grant from the National Institute of Standards and Technology. In collaboration with the Department of Bioengineering at the University of California, San Diego ("UCSD"), the Company is leading a multi-disciplinary effort to design, construct and evaluate tissue engineered vascular grafts produced from cells grown on a biocompatible scaffold. The grant is structured to support this development program over a three-year period. The project will integrate current advances in cell culture, bioreactor technology, biomaterials and in vivo blood vessel mechanics to create a unique, living tissue replacement for blood vessels. The successful integration of these technologies through the collaboration between the Company and UCSD could lead to the development of grafts to treat coronary and peripheral artery vascular diseases.

     In the United States, over 900,000 people die each year from cardiovascular disease. More specifically, 14 million people suffer from coronary artery disease and over 500,000 coronary artery bypass procedures are performed annually in the United States. Likewise, each year approximately 70,000 patients undergo surgery for the replacement of peripheral vascular grafts.

SMITH & NEPHEW PLC

     In April 1996, the Company entered into an agreement with Smith & Nephew to form a joint venture for the worldwide commercialization of Dermagraft in the treatment of diabetic foot ulcers (the "Dermagraft Joint Venture"). Smith & Nephew is a worldwide healthcare company with extensive sales and distribution capabilities. It develops, manufactures and markets a wide range of tissue repair products, principally addressing the areas of bone, joints, skin and other soft tissue. In January 1998, Advanced Tissue Sciences and Smith & Nephew expanded the Dermagraft Joint Venture to include venous ulcers, pressure ulcers, burns and other skin wounds. At that time, the Company retained the exclusive right to market TransCyte for full and partial-thickness burns in the United States, while the Dermagraft Joint
Venture was granted the right to market TransCyte for other skin wounds.
In August 1998, the Company and Smith & Nephew expanded the Dermagraft Joint Venture to include exclusive rights to TransCyte for full and partial-thickness burns in the United States effective October 1, 1998.

     As consideration for entering into the Dermagraft Joint Venture, Advanced Tissue Sciences received a $10 million up front fee in 1996 and Smith & Nephew made a $20 million equity investment in the Company in January 1998. The Company will also receive an additional $15 million by January 1999 and could receive, subject to the achievement of certain milestones related to regulatory approvals, reimbursement and sales levels, additional payments of up to $136 million. Advanced Tissue Sciences and Smith & Nephew are sharing equally in the revenues and expenses of the Dermagraft Joint Venture, except for $6 million in clinical and regulatory costs, and certain costs associated with the commercialization of TransCyte, which are to be funded by Advanced Tissue Sciences.

     In 1994, Smith & Nephew and Advanced Tissue Sciences entered into a separate joint venture for the worldwide development, manufacture and marketing of human tissue engineered cartilage for orthopedic applications (the "Cartilage Joint Venture"). Under the terms of the Cartilage Joint Venture agreement, Advanced Tissue Sciences will be responsible for supervising the manufacturing of cartilage tissue products. The Cartilage Joint Venture will execute the research and development program, develop a worldwide marketing plan, and will utilize Smith & Nephew's established selling and distribution network to market the products. Smith & Nephew Endoscopy, a world leader in arthroscopy, is separately responsible for developing and manufacturing instrumentation that could be used for the arthroscopic insertion of the joint venture's cartilage products. As specified in the Cartilage Joint Venture agreement, Smith & Nephew contributed the first $10 million in Cartilage Joint Venture funding and the Company contributed certain technology licenses.

     Advanced Tissue Sciences, Inc. was incorporated under the laws of the State of Delaware in 1987. The Company maintains its executive offices at 10933 North Torrey Pines Road, La Jolla, California 92037, and its telephone number at that address is (619) 450-5730.

                              RISK FACTORS

     THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, ESTIMATES, INTENTIONS AND STRATEGIES ABOUT THE FUTURE. WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES," VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT; THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR FORECASTED IN ANY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS, ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE MAKING A DECISION TO INVEST IN THE SHARES OFFERED HEREBY.

UNCERTAINTY OF MARKET ACCEPTANCE

     The Company believes that its growth over the next several years will depend in large part upon broad market acceptance of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, of TransCyte in the United States and key international markets targeted by the Company and Smith & Nephew. In January 1998, an FDA Advisory Panel recommended approval of the Company's PMA application for Dermagraft for the treatment of diabetic foot ulcers subject to certain conditions. However, the FDA elected not to follow the panel's recommendation and requested that an additional controlled clinical trial be completed by the Company in support of its PMA application for Dermagraft in the treatment of diabetic foot ulcers. No assurance can be given that the Company will successfully complete the clinical trial, the clinical trial will be completed within any specific timeframe or the Company will obtain FDA or other regulatory approvals of Dermagraft (or that any such approvals will be obtained on a timely basis). (See "Government Regulation.") The Company has received FDA approval to market TransCyte and has been marketing that product since March 1997. Accordingly, the commercial acceptance of Dermagraft for the treatment of diabetic foot ulcers has yet to be tested and TransCyte has been marketed and sold for only a limited period of time.

     Each of these products is based on new and innovative technologies and there can be no assurance that such products will be broadly accepted by either the medical community or the general population as alternatives to existing methods of treatment. The acceptance of the Company's products may be adversely affected by their respective cost, concerns related to efficacy, the effectiveness of alternative methods of treatment and the insufficiency of third-party reimbursement. Any future reported adverse events or other unfavorable publicity involving patient outcomes from use of the Company's products or FDA enforcement actions could also adversely affect acceptance of such products. The Company has limited experience marketing or obtaining third-party reimbursement for its products.

     In addition, the Company will have to establish an effective internal sales and marketing organization and/or rely on Smith & Nephew or on arrangements with others to market its products domestically and internationally. Moreover, in the near term, the Company's success in generating market acceptance of Dermagraft and TransCyte will depend on the marketing efforts of Smith & Nephew. The Company cannot control the amount and timing of resources Smith & Nephew may devote to marketing and selling the Dermagraft and TransCyte products, and there can be no assurance that Smith & Nephew will perform its obligations under the Dermagraft Joint Venture as expected. The failure of the Company to achieve broad acceptance of Dermagraft for the treatment of diabetic foot ulcers and, to a lesser extent, TransCyte would have a material adverse effect on the Company's business, financial condition and results of operations.

ABSENCE OF PROFITABLE OPERATIONS; NEED FOR ADDITIONAL FUNDS

     To date, the Company has experienced significant operating losses in funding the research, development, testing and marketing of its products and expects to continue to incur substantial operating losses. The Company has incurred cumulative net operating losses of $198.1 million through June 30, 1998. The Company's ability to achieve profitability will depend in part upon its ability, either independently or in collaboration with Smith & Nephew, to successfully manufacture and market Dermagraft for skin ulcers and TransCyte for burns. There can be no assurance that the Company will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis.

     The further development of the Company's technology and products as well as any further development of manufacturing capabilities or the establishment of any additional sales, marketing and distribution capabilities will require the commitment of substantial funds. While the Company believes that its existing working capital, the milestone payments under the expanded Dermagraft Joint Venture, its borrowing capacity under the Cartilage Joint Venture and its access to funds under an equity line will be sufficient to meet its present operating and capital requirements for at least the next twelve months, the Company may ultimately need to raise additional funds to support its long-term product development and commercialization programs. The Company could acquire such additional funding through collaborative arrangements, the extension of existing arrangements, additional public or private offerings of debt or equity securities or other means.

     There can be no assurance that the Company will satisfy the milestones for additional funds under the Dermagraft Joint Venture or that adequate funds will be available under other existing or future arrangements when such funds are needed or, if available, on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate certain of its research and product development programs or to license third parties the right to commercialize products or technologies that the Company would otherwise commercialize itself.

UNCERTAINTY OF COLLABORATIVE ARRANGEMENTS AND STRATEGIC ALLIANCES

     The Company is particularly dependent on Smith & Nephew with respect to the Dermagraft and the Cartilage Joint Ventures. Although the Company believes that Smith & Nephew has a significant economic motivation to succeed in performing its contractual responsibilities under the Dermagraft and Cartilage Joint Venture agreements, the amount and timing of resources to be devoted to such performance are not within the control of the Company, and there can be no assurance that Smith & Nephew will perform its obligations as expected. Moreover, the Dermagraft and Cartilage Joint Ventures would be materially and adversely affected if Smith & Nephew had a strategic shift in its business focus. In addition, the Dermagraft and Cartilage Joint Venture agreements provide that they may be terminated prior to their expiration under certain circumstances that are outside the control of the Company. A termination of such agreements, or a failure of Smith & Nephew to adequately perform its obligations thereunder, would have a material adverse effect on the Company's ability to successfully complete the development and testing of the products covered thereby and to successfully penetrate the markets for such products. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company continually seeks and considers collaborative arrangements to obtain funding for the development of its products. Such arrangements may involve the issuance of additional equity or debt securities and marketing rights to the funding party. The Company may seek collaborative arrangements and separate funding for its programs which may include joint ventures, third party equity investments or other financing structures. There can be no assurance however that the Company will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that such collaborative arrangements will be successful. To the extent that the Company chooses not to or is unable to establish such arrangements, it would experience increased capital requirements to undertake research, development and marketing of its proposed products at its own expense. In addition, the Company may encounter significant delays in introducing its proposed products into certain markets or find that the development, manufacture or sale of its proposed products in such markets is adversely affected by the absence of such collaborative agreements.

STAGE OF PRODUCT DEVELOPMENT

     Although TransCyte has been approved for commercial sale and Dermagraft for the treatment of diabetic ulcers is undergoing an additional controlled clinical trial in the United States, the remainder of the Company's other products are at earlier stages of research, development and testing. These products will require significant additional research and development, including extensive preclinical and clinical testing, and regulatory approvals prior to commercialization.

     All of the Company's products are subject to the risks of failure inherent in the development of products based on innovative technologies. Such risks include the possibilities that any or all of these products are found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals, that the products are uneconomical to market, that third parties may hold proprietary rights that preclude the Company from marketing its products, or that the Company's products fail to achieve market acceptance in light of competing technologies and products. See "Patents and Proprietary Rights."

UNCERTAINTIES REGARDING HEALTHCARE REIMBURSEMENT AND REFORM

     The Company's ability to commercialize products successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. In the United States, government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA, and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing these cost containment efforts. As managed care organizations continue to expand as a means of containing healthcare costs, the Company believes there may be attempts by such organizations to restrict the use of, delay authorization to use, or limit coverage and the level of reimbursement for, new products, such as those being developed and commercialized by the Company, pending completion of cost/benefit analyses of such products by those managed care organizations. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     The Company has supported health economics studies and research and has or is developing cost offset or cost-effectiveness models with respect to its TransCyte and Dermagraft products in an effort to help obtain appropriate and adequate third party coverage and reimbursement for these products. However, these products are novel and as such are subject to inherent uncertainty in the area of reimbursement. There can be no assurance that adequate government or private payor coverage or levels of reimbursement will be available for any of the Company's products or for the Company to maintain price levels sufficient for the realization of an appropriate return on its investment in such products. Failure to obtain sufficient coverage and reimbursement levels for uses of the Company's products could have a material adverse effect on the market acceptance of such products and the Company's business, financial condition and results of operations.

PRODUCT LIABILITY CLAIMS AND INSURANCE

     The use of any of the Company's products, whether for commercial applications or during clinical trials, exposes the Company to an inherent risk of product liability claims in the event such products cause injury, disease or result in adverse effects. Such liability might result from claims made directly by healthcare institutions, contract laboratories or others selling or using such products. The Company and the Dermagraft Joint Venture currently maintain product liability insurance coverage; however, there can be no assurance that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. Such insurance can be expensive and difficult to obtain. There can be no assurance that adequate insurance coverage will be available in the future at an acceptable cost, if at all, or in sufficient amounts to protect the Company against such liability. The obligation to pay any product liability claim in excess of whatever insurance the Company or the Dermagraft Joint Venture are able to acquire could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's tissue repair and transplantation products are complex and must be manufactured under well-controlled and sterile conditions, in addition to meeting strict product release criteria. Any manufacturing errors or defects, or uncorrected impurity or variation in a raw material, either unknown or undetected by the Company, could affect the quality and safety of the Company's products. If any of the defects were material, the Company could be required to undertake a market withdrawal or recall of the affected products. There can be no assurance a product recall will not occur in the future. The cost of a market withdrawal or product recall could be significant and could have a material adverse effect on the Company's business, financial condition and results of operations. See - "Government Regulation."

TECHNOLOGICAL CHANGE AND COMPETITION

     The biomedical technology industry is subject to rapid, unpredictable and significant technological change. Competition from universities, research institutions and pharmaceutical, chemical and biotechnology companies is intense. Many competitors or potential competitors have greater financial resources, research and development capabilities and manufacturing and marketing experience than the Company. In general, the first biomedical product to be commercialized for a particular therapeutic indication is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which the Company can develop products, complete clinical trials, obtain regulatory approvals and develop commercial manufacturing capability may be determinative factors in establishing the Company's competitive position. The Company's ability to attract and retain qualified scientific, manufacturing, marketing and other personnel, obtain and maintain patent protection and secure funding are also expected to be key competitive factors for the Company.

     In the field of tissue engineering and the treatment of damaged or diseased tissue, the Company competes with several companies which are developing various tissue replacement products, including skin substitutes and cultured cartilage.

In addition, the Company is aware of a number of biotechnology, pharmaceutical, medical device and chemical companies that are developing other types of products as alternatives to tissue replacement for a variety of indications, including burns and chronic skin ulcers. These treatments employ a variety of approaches such as growth factors, tri-peptides and completely synthetic materials.

     In the area of burns, the Company competes primarily with cadaver skin or porcine tissue. The Company is also aware of several companies that have developed technologies involving processed cadaver skin used as a dermal replacement (LifeCell Corporation), or sheets of epidermis grown from the patient's own skin (Genzyme Tissue Repair and Cell Culture Technology). These products have not required FDA approval and are, therefore, currently available on the market for the treatment of severe burns. Integra Life Sciences ("Integra") is marketing Integra Artificial Skin, consisting of a bovine collagen and glycosaminoglycan matrix with a synthetic polymer covering, for the treatment of burn wounds. In addition, the Company is aware that Ortec International, Inc. is currently in clinical trials with its composite cultured skin product, consisting of fibroblasts and keratinocytes on a bovine collagen sponge, for the treatment of burn wounds. Several other companies are also developing or plan to develop growth factors as a treatment for partial thickness or small full-thickness wounds.

     In the area of diabetic foot ulcers, Chiron Corporation and the Ortho-McNeil division of Johnson & Johnson, have received FDA approval and recently began marketing a platelet-derived growth factor ("PDGF") for the treatment of diabetic foot ulcers. In addition, Organogenesis, Inc. ("Organogenesis") has begun clinical trials for the use of Apligraf, a product using cultured human cells seeded onto a bovine collagen matrix, for the treatment of diabetic foot ulcers. Organogenesis has already received regulatory approval to market Apligraf for the treatment of venous ulcers in the United States and Canada. Organogenesis has entered into an alliance with Novartis Pharma AG for the marketing of Apligraf.

     With respect to cartilage repair, Genzyme Tissue Repair is currently selling a service to process a patient's own cartilage cells as a treatment for articular defects in the knee. The Company is aware that Integra and Osiris Therapeutics, Inc. are also engaged in research on cultured cartilage products. The Company is not aware of any competitor that is developing an off-the-shelf, human cartilage tissue that can be arthroscopically inserted.

     For all of its products, the Company expects to compete primarily on the uniqueness of its technology and product features, on the quality and cost-effectiveness of its products and, in some cases, on the timing of commercial introduction. The Company believes that its tissue engineered products may have many attributes that differentiate it from other competitors, including the fact that the Company's products are human-based tissue products designed to be available "off-the-shelf" to the end-users. However, other factors such as its ability to secure regulatory approval for its products, to implement production and marketing plans and to secure adequate capital resources, will also impact its competitive position. There can be no assurance that the Company will have the resources to compete successfully with the above-mentioned companies or other companies or that competition generally will not adversely affect the Company's results of operations or ability to successfully market its products.

PATENTS AND PROPRIETARY RIGHTS

     The Company's ability to compete effectively will depend, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes. The Company relies on patents, trade secrets and know-how to maintain its competitive position. To date, the Company owns 23 issued and nine allowed patents in the United States. In addition, 20 foreign counterparts to some of the United States patents have issued in several foreign countries. The United States patents expire at various times between 2005 and 2016. The Company has additional United States and foreign patent applications relating to its tissue engineering technology. The Company has certain licensing rights to United States and foreign patents and patent applications filed by the Massachusetts Institute of Technology related to cell growth and organ regeneration and repair, and biodegradable polymers, subject to certain limitations as to applicable tissues and fields of use, and by the University of Florida related to a stem cell proliferation factor.

     There can be no assurance that any applications will result in issued patents or that any current or future issued or licensed patents, trade secrets or know-how will afford protection against competitors with similar technologies or processes, or that any patents issued will not be infringed upon or designed around by others. In addition, there can be no assurance that others will not independently develop proprietary technologies or processes which are the same as or substantially equivalent to those of the Company. The Company could also incur substantial costs in defending itself in suits brought against it on such patents or in bringing suits to protect the Company's patents or patents licensed by the Company against infringement. In addition to patent protection, the Company relies on trade secrets, proprietary know-how and technological advances which the Company seeks to protect in part by confidentiality agreements with its collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by competitors.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of the Company's present and proposed products and in its ongoing research and product development activities. The Company's preclinical studies and clinical trials and the manufacturing and marketing of its products are subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries. Many of the Company's proposed products will require regulatory approval prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing as a condition of approval by the FDA and by similar authorities in foreign countries. The process of obtaining required regulatory approvals by the FDA and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product. There can be no assurance that any products developed by the Company, independently or in collaboration with others, will meet applicable regulatory criteria to receive the required approval for manufacturing and marketing.

     In the United States, the FDA regulates the clinical testing, manufacture, distribution and promotion of medical devices and biologics pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act") and regulations promulgated thereunder. The Company's TransCyte and Dermagraft products and cartilage products are subject to regulation by the FDA as medical devices. The Company's other tissue replacement products, currently in various stages of development, could be regulated either as medical devices or as biologic products. Legislative and regulatory initiatives concerning the regulation of tissue and organ transplants are ongoing and could possibly affect the future regulation of the Company's tissue engineered products. It is not possible at the present time to predict accurately either the timeframe for such action, or the ultimate effect that such initiatives could have, if any, on the products under development by the Company. Unlike PMA submissions for medical devices, the FDA has no regulatory time limit within which it must review and act upon submissions treated as biologics. As a result, the time period for final action often takes several years from submission, usually exceeding that expected for a PMA application.

     The Company's TransCyte and Dermagraft products are regulated by the FDA as medical devices. To obtain FDA approval to market medical devices, the FDA may require proof of safety and efficacy in human clinical trials performed under an Investigational Device Exemption (an "IDE"). An IDE application must contain preclinical test data demonstrating the safety of the product for human investigational use, information on manufacturing processes and procedures, and proposed clinical protocols. If the IDE application is approved, human clinical trials may begin. The results obtained from these trials, if satisfactory, are accumulated and submitted to the FDA in support of a PMA application. Premarket approval from the FDA is required before commercial distribution of devices similar to those under development by the Company is permitted in the United States.

     A PMA application must be supported by extensive data, including preclinical and human clinical trial data, to prove the safety and efficacy of the device, and information about the device and its components including, among other things, manufacturing, labeling and promotion. By regulation, the FDA has 180 days to review a PMA application and during that time an advisory committee may evaluate the application and provide recommendations to the FDA. While the FDA has responded to PMA applications within the allotted time period, reviews more often occur over a significantly protracted period, usually twelve to thirty-six months, and a number of devices for which a PMA application was submitted by other companies have never been approved for marketing. The review time is often significantly exceeded as the FDA may need additional information or clarification of information provided. The FDA may also make a determination that, based on deficiencies in the application or its interpretation of the information provided, additional clinical trials are required. This process is lengthy and expensive and there can never be assurance that FDA approval will be obtained.

     If the FDA's evaluation of the PMA application is favorable, the FDA typically issues a letter requiring the applicant's agreement to specific conditions (e.g., changes in labeling) or specific additional information to secure final approval of the PMA application. Once the requirements are satisfied, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, such as restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process affecting the safety or effectiveness of the device.

     In addition, FDA regulations obligate a manufacturer to inform the FDA whenever there is reasonable evidence to suggest that one of its devices may have caused or contributed to death or serious injury, or where one of its devices malfunctions and if the malfunction were to recur, the device would be likely to cause or contribute to a death or serious injury.

     In December 1996, the Company submitted a PMA application requesting approval of Dermagraft for the treatment of diabetic foot ulcers. In February 1997, the FDA accepted the application for filing. The PMA submission was based on the results of a pivotal trial from patients receiving Dermagraft within a therapeutic range identified retrospectively from the clinical trial. Patients receiving Dermagraft within the therapeutic range represented a majority but not all the evaluable patients in the trial. The Company believes the data from patients receiving Dermagraft within the therapeutic range demonstrate a statistically significant improvement in complete healing at twelve and thirty-two weeks. For all evaluable patients, although statistical significance was not seen at twelve weeks in the pivotal clinical trial, a statistically significant improvement in complete healing as compared to the control treatment was seen at thirty-two weeks.

     In January 1998, the General and Plastic Surgery Devices Panel of the Medical Devices Advisory Committee to the FDA recommended that the FDA approve Dermagraft for the treatment of diabetic foot ulcers in the United States, with the conditions that the Company perform a post-marketing study to confirm product efficacy at twelve weeks and provide physician training. During the advisory panel meeting, certain panel members and representatives of the FDA raised questions and concerns regarding the use and nature of the retrospective analyses performed by the Company in identifying the therapeutic range. Nevertheless, the advisory panel recommended approval of the product by a vote of seven to two (one of the dissenting panel members voted against the recommendation on the grounds that a post-marketing study was too burdensome). However, in June 1998, the FDA decided the PMA application was not approvable without supportive data from an additional controlled clinical trial. The Company has recently received approval from the FDA allowing it to begin the requested clinical trial. Based on the clinical plan, the Company believes the additional data could be available for submission in twelve to eighteen months after trial initiation, assuming a reasonable rate of patient enrollment and data consistent with its previous PMA submission. No assurance can be given that the Company will successfully complete the clinical trial, the clinical trial will be completed within any specific timeframe or the Company will obtain FDA or other regulatory approvals of Dermagraft (or that any such approvals will be obtained on a timely basis).

     The Company has constructed a commercial manufacturing facility for its TransCyte and Dermagraft products. This facility must be registered, inspected, and licensed by various regulatory authorities, including the California Department of Health and Human Services, and must comply with FDA's Good Manufacturing Practices (GMP) requirements, with elaborate testing, control, documentation and other quality assurance procedures. The manufacturing facility was initially inspected by the FDA in 1996, prior to the approval of TransCyte for the treatment of full-thickness burns.

     Following another inspection of the manufacturing facility in conjunction with the Company's PMA application for the approval of Dermagraft for the treatment of diabetic foot ulcers, the FDA notified the Company of numerous objectionable observations under a Form FDA 483 letter (the "483 Letter") with respect to the Company's manufacturing processes and systems for Dermagraft and TransCyte. On March 26, 1998, the FDA issued a warning letter requiring the Company to investigate and correct the objections identified by the FDA. Specifically, the warning letter required the Company to address objectionable observations with respect to (i) the control of environmental conditions, (ii) procedures for implementing corrective and preventive actions, (iii) procedures for the acceptance of products, (iv) investigations of complaints, (v) compliance with medical device reporting regulations, and (vi) justification of extended expiration dates. In response to certain issues raised by the FDA inspection, the Company voluntarily recalled certain lots of Dermagraft and TransCyte which contained a raw material that was out of specification. All of the recalled lots complied with finished product specifications. The Company did not receive any reports of patient injury or complications that it believes are a result of products in the recalled lots. The Company believes the recall was a prudent course of action to ensure that patients receive product of the highest quality.

     The Company responded to the 483 Letter and instituted corrective actions to address the FDA's concerns. The Company's manufacturing facility successfully completed a reinspection by the FDA in the third quarter of 1998. There can be no assurance, however, that the Company's ongoing corrective actions will continue to satisfy the FDA's concerns, that the FDA will not raise additional issues on subsequent inspections, or that other enforcement actions will not be taken by the FDA relating to the Company's manufacturing and quality assurance systems in the future. The Company's manufacturing facility will have to be inspected again before the FDA will consider approving a PMA application for Dermagraft in the treatment of diabetic foot ulcers.

     In general, if as a result of FDA inspections, adverse event reports or information derived from any other source, the FDA believes the Company is not in compliance with laws or regulations or that the Company's products pose any health risk, the FDA can refuse to approve pending PMA applications; withdraw previously approved PMA applications; require notification to users regarding risks; request corrective labeling, promotional or advertising materials; issue warning letters; require the Company to temporarily suspend marketing or undertake product recalls; impose civil penalties; or institute legal proceedings to detain or seize products, enjoin future violations, or seek criminal penalties against the Company, its officers or employees. Civil penalties may be imposed for GMP violations if the violations involve a significant or knowing departure from the requirements of the

FDC Act or a risk to public health. The FDA provides manufacturers with an opportunity to be heard prior to the assessment of civil penalties. If civil penalties are assessed, judicial review is available.

     The Company exports, or intends to export, its products to foreign countries. Exports of products that have market clearance from the FDA in the United States do not require FDA authorization for export. However, foreign countries often require, among other things, an FDA certificate for products for export (a "CPE"). The FDA can refuse to issue a CPE until any outstanding GMP violations are corrected.

     With respect to the manufacture of products for which premarket approval is granted, the Company will be subject to routine inspection by the FDA and certain state agencies, including the California Department of Health and Human Services, for compliance with GMP requirements, adverse event reporting requirements, and other applicable regulations. In addition, Congress has approved the Food and Drug Administration Modernization Act of 1997 (the "Modernization Act"). The Modernization Act makes changes to the device provisions of the FDC Act and other provisions in the Modernization Act affect the regulation of devices. Among other things, the changes will affect the IDE and PMA processes, and also will affect device standards and data requirements, procedures relating to humanitarian and breakthrough devices, tracking and post-market surveillance, accredited third party review, and the dissemination of off label information. The Company cannot predict how or when these changes will be implemented or what effect the changes will have on the regulation of the Company's products. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.

     Although the FDA has classified TransCyte as a medical device, the State of California and the State of New York have notified the Company that it must register as a tissue bank in order to manufacture or distribute TransCyte in those states. Although many states do not regulate tissue banks, there are certain other states besides California and New York that do. Such states could take a position similar to California and New York with regard to the regulatory status of TransCyte. In June 1997, the Company submitted a request to the FDA for an advisory opinion that the FDA's regulation of this product as a medical device preempts New York from regulating it as human tissue under a different licensing scheme. Both New York and California have provided written submissions to the FDA urging the agency to deny the Company's request. To date, the FDA has not ruled. If states are permitted to regulate TransCyte as a human tissue, the Company and its customers could be subjected to a costly new layer of regulation. In addition, under the laws of some states that regulate tissue, including New York and Florida, the sale of human tissues for valuable consideration is prohibited. The Company is currently distributing TransCyte in the State of New York under a provisional tissue banking license. Due to the similarities of the products, regulations applicable to TransCyte are also expected to apply to the Company's Dermagraft product as well.

     Whether regulated by the FDA as a medical device or biologic, or otherwise by any state or foreign authority, the approval process for any of the Company's products is expensive and time consuming and no assurance can be given that the FDA or any regulatory agency will grant its approval. The inability to obtain, or delays in obtaining, such approval would adversely affect the Company's ability to commence marketing therapeutic applications of its technology. There is no assurance that the Company will have sufficient resources to complete the required testing and regulatory review processes. Furthermore, the Company is unable to predict the extent of adverse governmental regulation which might arise from future United States or foreign legislative or administrative action. In addition, any products distributed by the Company pursuant to the above authorizations are subject to pervasive and continuing regulation by the FDA. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission.

     The Company's research and development activities and operations involve the controlled use of small quantities of radioactive compounds, chemical solvents and other hazardous materials. In addition, the Company's business involves the growth of human tissues. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also subject to various federal, state and local laws, regulations and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices. Although the Company believes it is in compliance with these laws and regulations in all material respects, there can be no assurance that the Company will not be required to incur significant costs to comply with such laws or regulations in the future.

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend in large part upon its ability to attract and retain qualified scientific, management, marketing and sales personnel as well as the continued contributions of its existing senior management and scientific and technical personnel. The Company faces strong competition for such personnel and there can be no assurance that the Company will be able to attract or retain such individuals. In particular, the loss of the services of either Arthur J. Benvenuto, the Company's Chairman and Chief Executive Officer, or Dr. Gail K. Naughton, its President and Chief Operating Officer, would have a material adverse effect on the Company.

DEPENDENCE ON CERTAIN SUPPLIERS

     Although most of the raw materials used in the manufacture of the Company's Dermagraft products are available from more than one supplier, changes in certain critical components (such as the polymers used in Dermagraft) could cause the FDA to require the Company to prove equivalency of the materials or potentially to modify or perform additional clinical trials for the Dermagraft products, which could have the effect of restricting product available for sale. To date, the Company has not experienced difficulty in obtaining necessary raw materials.

     The mesh framework used by the Company in Dermagraft is available under a supply agreement with only one FDA-approved manufacturing source. Similarly, the synthetic mesh framework used by the Company in TransCyte is only available under a supply agreement with a different FDA-approved manufacturing source. Because the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain component parts and packaging materials in their applications, FDA approval of a new supplier would be required if these materials become unavailable from the current supplier.

     Although the Company has not experienced difficulty acquiring these materials for the manufacture of its Dermagraft and TransCyte products, no assurance can be given that interruptions in supplies will not occur in the future or that the Company would not have to obtain substitute vendors for these materials. Any significant supply interruption would adversely affect the Company's clinical trials as well as its product development and marketing programs. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's manufacturing process, could have a material adverse effect on the Company's ability to manufacture products.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock, like that of the securities of other biotechnology companies, has fluctuated significantly in recent years and is likely to fluctuate in the future. From time to time, the market for securities of biotechnology companies has in fact experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. In addition, announcements by the Company or others regarding scientific discoveries, technological innovations, commercial products, patents or proprietary rights, the progress of clinical trials or government regulation, public concern as to the safety of devices or drugs, the issuance of securities analysts' reports and general market conditions may all have a significant effect on the market price of the Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Common Stock.

COMPLIANCE WITH NASDAQ LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCK

     The Company's Common Stock is quoted on The Nasdaq National Market. Pursuant to the terms of the Purchase Agreement, the Company is required to list the Common Stock issuable upon conversion of the Series B Preferred Stock on The Nasdaq National Market. However, in order to continue to be included in The Nasdaq National Market, a company must meet certain maintenance criteria. Effective February 1998, the maintenance criteria require a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets (total assets less total liabilities and goodwill) and $5,000,000 market value of the public float (excluding shares held directly or indirectly by any officer or director of the Company and by any person holding beneficially more than 10% of the Company's outstanding shares). Failure to meet these maintenance criteria may result in the delisting of the Company's Common Stock from The Nasdaq National Market and the quotation of the Company's Common Stock on the Nasdaq SmallCap Market (the "SmallCap Market"), if the requirements for inclusion on the SmallCap Market are met. As a result of quotation on the SmallCap Market, an investor may find it more difficult to dispose of the Company's Common Stock. Effective February 1998, a company must have $4,000,000 in net tangible assets or $50,000,000 market capitalization or $750,000 net income in two of the last three years, a minimum bid price of $4.00 per share and a public float of $5,000,000 for inclusion in the SmallCap Market, subject to certain exceptions. Failure to meet The Nasdaq National Market inclusion criteria, or the failure to meet the SmallCap Market maintenance criteria, may result in the delisting of the Company's Common Stock.

Trading, if any, in the Company's Common Stock would thereafter be conducted in the over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; DILUTION

     Substantially all of the Shares are eligible for sale in the public market. The issuance of Common Stock upon conversion of the Series B Preferred Stock, as well as future sales of such Common Stock by the Company or by its existing stockholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The shares of Common Stock issuable upon conversion of the Series B Preferred Stock are being registered hereunder. Conversion of the Series B Preferred Stock into shares of Common Stock could adversely affect the market price of the Common Stock. In addition, investors could experience substantial dilution upon conversion of the Series B Preferred Stock into Common Stock as a result of either (i) a decline in the market price of the Company's Common Stock prior to conversion or (ii) an event triggering antidilution adjustments to the conversion price of the outstanding shares of Series B Preferred Stock.

                            USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                          SELLING STOCKHOLDERS

     The following table sets forth as of November 3, 1998, the name of each of the Selling Stockholders, the number of shares of Series B Preferred Stock owned by each Selling Stockholder, the number of shares of Common Stock that each such Selling Stockholder beneficially owns and the number of shares of Common Stock beneficially owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus. The information set forth below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided. The shares beneficially owned after the offering assumes that all of the shares being offered have been sold in the offering.

     The Shares being offered by the Selling Stockholders are issuable or were issued upon conversion of the Series B Preferred Stock acquired from the Company in a private placement transaction pursuant to the Purchase Agreement.

     Pursuant to its obligation under the Purchase Agreement, the Company (i) filed with the Commission, under the Securities Act, the Registration Statement, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time in accordance with the plan of distribution described elsewhere in this Prospectus, and (ii) has agreed to use its best efforts to keep such Registration Statement effective until the earlier of (x) the date all holders may sell all of the Shares freely pursuant to Rule 144(k) without compliance with the registration requirements of the Securities Act, or (y) the date all of the shares of Common Stock issued upon conversion of the Series B Preferred Stock have been sold and no shares of Series B Preferred Stock are outstanding. See "Plan of Distribution."

     Except as indicated, none of the Selling Stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of their beneficial ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.


                              SHARES OF         SHARES
                              SERIES B       BENEFICIALLY                      SHARES
                           PREFERRED STOCK      OWNED        SHARES BEING   BENEFICIALLY
                           OWNED PRIOR TO      PRIOR TO         OFFERED     OWNED AFTER
 SELLING STOCKHOLDER         OFFERING (1)   OFFERING (2)(3)      (4)(5)     THE OFFERING
----------------------------------------------------------------------------------------------
Themis Partners L.P. (6)(7)      40            905,941          905,941          0
Heracles Fund (6)(7)            100          2,264,852        2,264,852          0
Halifax Fund, L.P. (6)(8)        80          1,811,882        1,811,882          0
Leonardo, L.P. (9)               98          2,219,555        2,219,555          0
Raphael, L.P. (9)                10            226,485          226,485          0
Ramius Fund, Ltd. (9)            24            543,565          543,565          0
GAM Arbitrage
  Investments, Inc. (9)           5            113,243          113,243          0
AG Super Fund
  International, L.P. (9)         3             67,946           67,946          0
Wingate Capital Ltd. (10)        41            928,589          928,589          0
Fisher Capital Ltd. (10)         77          1,743,936        1,743,936          0
CCG Investment Fund Ltd. (10)     9            203,837          203,837          0
CCG Capital Ltd. (10)             9            203,837          203,837          0
Midway Capital Ltd. (10)          4             90,594           90,594          0
                                ---         ----------       ----------         --
      TOTAL                     500         11,324,262       11,324,262          0
                                ===         ==========       ==========         ==

(1) Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock equal to (i) the share's stated value of $50,000 plus accrued and unpaid dividends divided by (ii) a conversion price of $4.774 which is subject to adjustment as follows: the conversion price will be increased by one-half the amount by which the average of the 15 lowest average daily trading prices of the Common Stock during the 45 trading days prior to the date of conversion (the "Trading Price") exceeds $7.956 per share; conversely, should the Trading Price prior to a conversion be equal to or below $3.58 per share, the conversion price will be such Trading Price. Notwithstanding the foregoing, if the Company consummates certain types of equity financings, including, without limitation, a drawdown under its existing $50 million equity line, thereafter the conversion price will be subject to adjustment as follows: the conversion price will be increased by one-half the amount by which the Trading
        Price exceeds $7.956 per share; conversely, (i) should the Trading Price prior to a conversion be less than $7.956 per share but greater than $4.774 per share, the conversion price will be $4.774 per share and (ii) if the Trading Price prior to a conversion is equal to or below $4.774 per share, the conversion price will be such Trading Price.

(2) Pursuant to the terms of the Series B Preferred Stock, the Series B Preferred Stock is convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted Series B Preferred Stock) would not exceed 4.99% of the then outstanding Common Stock as determined in accordance with
        Section 13(a) of the Exchange Act. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange
        Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes below, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) The number of Shares shown as beneficially owned prior to the offering by the Selling Stockholders holding Series B Preferred Stock represents shares of Common Stock issuable to the Selling Stockholders assuming conversion, as of November 3, 1998, of all shares of Series B
        Preferred Stock issued calculated using an assumed conversion price of $2.24273 which represents the price at which the Series B
        Preferred Stock could have been converted as of November 3, 1998
        (which conversion price could fluctuate from time to time based on changes in the market price of the Common Stock) and shares of Common Stock issuable as dividends on such shares of Series B Preferred
        Stock as of November 3, 1998. As described in note (1) above, the actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock depends, subject to certain limitations, on the conversion price on the date of conversion which is subject to adjustment. Consequently, the actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock may be less than or greater than the number of shares shown as beneficially owned by the Selling Stockholders or otherwise covered by this Prospectus. The number of Shares shown as beneficially owned does not include, and this Prospectus does not cover, shares of Common Stock issuable upon the conversion of up to 500 shares of Series B Preferred Stock which, beginning in January 1999 and subject to certain conditions, the Company may cause the holders of Series B Preferred Stock to purchase.

(4) The number of shares that will ultimately be issued upon conversion of the Series B Preferred Stock or as dividends on the Series B Preferred Stock is dependent, subject to certain limitations, upon trading prices of the Common Stock prior to conversion as described in note (1) above and potential antidilution adjustments.

(5) Shares offered pursuant to this Prospectus consist entirely of shares of the Company's Common Stock issued or issuable upon conversion of the Series B Preferred Stock and as dividends on the Series B Preferred Stock.

(6) Is affiliated with the investors who are party to that certain Investment Agreement dated February 9, 1996 as amended on July 10, 1998, between the Company and Hatteras Partners, L.P. under which the Company has been extended a $50 million equity line by such investors.

(7) Promethean Investment Group L.L.C. is the general partner of Themis Partners L.P. and the investment advisor for Heracles Fund (collectively, the "Promethean Entities") and consequently has voting control and investment discretion over securities held by the Promethean Entities. Promethean Investment Group L.L.C. is indirectly controlled by Mr. James F. O'Brien, Jr. The ownership for each of the Promethean Entities does not include the ownership information for other Promethean Entities. Promethean Investment Group L.L.C. and each of the Promethean Entities disclaims beneficial ownership of the Shares held by the other Promethean Entities. Mr. O'Brien disclaims beneficial ownership of the Shares benefically owned by Promethean Investment Group L.L.C. and the Promethean Entities.

(8) The Palladin Group, L.P. is the investment manager of Halifax Fund, L.P. and consequently has voting control and investment discretion over securities held by Halifax Fund, L.P. The Palladin Group, L.P. is indirectly controlled by Mr. Jeffrey E. Devers. The Palladin Group, L.P. and Mr. Devers disclaim beneficial ownership of the Shares held by Halifax Fund, L.P.

(9) Angelo, Gordon & Co., L.P. is a general partner of Leonardo, L.P., AG Super Fund International Partners, L.P. and Raphael, L.P., and is Investment Advisor to GAM Arbitrage Investments, Inc. and the Invest-ment Managing Member of AG Ramius Partners, L.L.C., the Investment Advisor of Ramius Fund, Ltd. (collectively, the "Angelo Gordon Entities"), and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities. The ownership for each of the Angelo Gordon Entities does not include the ownership information for the other Angelo Gordon Entities. Angelo, Gordon & Co., L.P. and each of the Angelo Gordon Entities disclaims beneficial ownership of the Shares held by the other Angelo Gordon Entities. Mr. John M. Angelo, the Chief Executive Officer of Angelo, Gordon & Co., L.P., and Mr. Michael R. Gordon, the Chief Operating Officer of Angelo, Gordon & Co., L.P., are the sole general partners of AG Partners, L.P., the sole gneeral partner of Angelo, Gordon &
        Co., L.P. As such, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any Shares deemed to be beneficially owned by Angelo, Gordon & Co., L.P.

(10) Citadel Limited Partnership is the trading manager of Wingate Capital Ltd., Fisher Capital Ltd., CCG Investment Fund Ltd., CCG Capital Ltd. and Midway Capital Ltd. (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Citadel Limited Partnership is indirectly controlled by Mr. Kenneth C. Griffin. The ownership for each of the Citadel Entities does not include the ownership information for other Citadel Entities. Citadel Limited Partnership and each of the Citadel Entities disclaims beneficial ownership of the Shares held by the other Citadel Entities. Mr. Griffin disclaims beneficial ownership of the Shares beneficially owned by Citadel Limited Partnership and the Citadel Entities.

     Pursuant to the terms of the Series B Preferred Stock, unless waived by the Selling Stockholder upon 61 days prior written notice, no holder of Series B Preferred Stock may convert the Series B Preferred Stock to the extent that the shares to be received by such holder upon such conversion would cause such holder to beneficially own (other than Shares of Common Stock so owned through ownership of Series B Preferred Stock) more than 4.99% of the outstanding shares of Common Stock. In addition, pursuant to the regulations of The National Association of Securities Dealers, Inc., in the absence of stockholder approval, the aggregate number of shares of Common Stock issuable to the holders of the Series B Preferred Stock at a discount from market price upon conversion of the Series B Preferred Stock may not equal or exceed 20% of the outstanding shares of Common Stock on July 10, 1998 (i.e., approximately 7,864,834 shares). If stockholder approval is not obtained to issue shares of Common Stock to the holders of the Series B Preferred Stock in excess of such amount, none of the holders will be entitled to acquire by conversion more than its proportionate share of such maximum amount.

                         PLAN OF DISTRIBUTION

     The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders, or by donees or transferees of, or other successors in interest to, the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on The Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal to facilitate the transaction; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) in privately negotiated transactions; (f) to cover short sales; (g) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (h) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); and (i) a combination of any of the foregoing. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the Shares owned by them, and the pledgees, secured parties or persons to whom such Shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. The number of Selling Stockholders' shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder. In addition, a Selling Stockholder may, from time to time, sell short the Common Stock and, in such instances, this Prospectus may be delivered in connection with such short sales and the Shares offered hereby may be used to cover such short sales.

     A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Shares to the broker-dealers, who may then resell or otherwise transfer such Shares. A Selling Stockholder may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default may sell or otherwise transfer the pledged Shares. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance therewith.

     The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

     At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

     The Company has agreed to indemnify the Selling Stockholders and any person controlling a Selling Stockholder against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed with certain of the Selling Stockholders to keep the Registration Statement, of which this Prospectus constitutes a part, effective until all the shares of Common Stock issued upon conversion of Series B Preferred Stock are sold by the Selling Stockholders and no shares of the Series B Preferred Stock remain outstanding or all shares of Common Stock issued upon conversion of the Series B Preferred Stock are freely tradable subject to compliance with Rule 144(k) of the Securities Act.


                             LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Brobeck Phleger & Harrison LLP, Irvine, California, counsel to the Company.

                               EXPERTS

     The consolidated financial statements of Advanced Tissue Sciences, Inc. and the combined financial statements of the Dermagraft Joint Venture appearing in Advanced Tissue Sciences, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                TABLE OF CONTENTS


AVAILABLE INFORMATION........................................................1
ADDITIONAL INFORMATION.......................................................1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................1
THE COMPANY..................................................................3
RISK FACTORS.................................................................6
USE OF PROCEEDS.............................................................14
SELLING STOCKHOLDERS........................................................14
PLAN OF DISTRIBUTION........................................................16
LEGAL MATTERS...............................................................18
EXPERTS.....................................................................18

                         ADVANCED TISSUE SCIENCES, INC.



                                11,324,262 SHARES

                                       OF

                                  COMMON STOCK



                                   PROSPECTUS

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

     SEC registration fee..................................     $12,585
     Nasdaq National Market listing fee....................      17,500
     Legal fees and expenses...............................      25,000
     Accounting fees and expenses..........................      25,000
     Miscellaneous expenses................................       5,000
                                                                -------
         Total.............................................     $85,085
                                                                =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Restated Certificate of Incorporation ("Certificate") provides that, except to the extent prohibited by the General Corporation Law of the State of Delaware ("DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Company has obtained liability insurance for its officers and directors.

     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Company's by-laws provide that the Company must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director or officer of the Company, or that such director or officer is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     The Company's by-laws provide further that the Company must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

     Pursuant to its by-laws, the Company has the power to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities.

     The Company has entered into indemnification agreements with its directors and its officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if maintained for other directors or officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

     EXHIBIT
     NUMBER                       DESCRIPTION
     ------                       -----------

     5.1       Opinion of Brobeck, Phleger & Harrison LLP.*

    10.1(1) Securities Purchase Agreement by and among Advanced Tissue Sciences, Inc. and the Investors dated as of July 10, 1998.

    10.2(1) Registration Rights Agreement by and among Advanced Tissue Sciences, Inc. and the Investors dated as of July 10, 1998.

    10.3(1) Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Advanced Tissue Sciences, Inc.

    23.1       Consent of Ernst & Young LLP, Independent Auditors.

    23.2       Consent of Counsel (included in Exhibit 5.1).*

    24.1       Power of Attorney (included on page II-4).*

__________
*     Previously filed.
(1) Incorporated by reference to the Company's Report on Form 8-K filed with the Commission on July 16, 1998.

ITEM 17. UNDERTAKINGS.

  A.  UNDERTAKING PURSUANT TO RULE 415.

      The undersigned Registrant ("Registrant") hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which has registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

  B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C.  UNDERTAKING IN RESPECT OF INDEMNIFICATION.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, California, on this 4th day of November, 1998.

                                          ADVANCED TISSUE SCIENCES, INC.

                                          By:  /s/  Arthur J. Benvenuto
                                             ----------------------------
                                             Arthur J. Benvenuto
                                             Chairman and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


    SIGNATURE                              TITLE                                  DATE
    ---------                              -----                                  ----

/s/ Arthur J. Benvenuto        Chairman of the Board and Chief Executive     November 4, 1998
-----------------------------  Officer (Principal Executive Officer)
Arthur J. Benvenuto


/s/ Dr. Gail K. Naughton *     Director, President and Chief Operating       November 4, 1998
-----------------------------  Officer
Dr. Gail K. Naughton


/s/ Michael V. Swanson*        Vice President, Finance and Administration    November 4, 1998
-----------------------------  (Principal Financial and Accounting Officer)
Michael V. Swanson


/s/ Jerome E. Groopman, M.D.*  Director                                      November 4, 1998
-----------------------------
Jerome E. Groopman, M.D.


/s/ Jack L. Heckel*            Director                                      November 4, 1998
-----------------------------
Jack L. Heckel


/s/ Ronald L. Nelson*          Director                                      November 4, 1998
-----------------------------
Ronald L. Nelson


/s/ Dayton Ogden*              Director                                      November 4, 1998
-----------------------------
Dayton Ogden


/s/ David S. Tappan, Jr.*      Director                                      November 4, 1998
-----------------------------
David S. Tappan, Jr.

* By: /s/ Arthur J. Benvenuto
     ------------------------
     Arthur J. Benvenuto
     (Attorney in fact)


                                INDEX TO EXHIBITS


                                                                  SEQUENTIALLY
  EXHIBIT                                                           NUMBERED
  NUMBER                     DESCRIPTION                              PAGE
  -------                    -----------                          ------------

   10.1(1)   Securities Purchase Agreement by and among
             Advanced Tissue Sciences, Inc. and the
             Investors dated as of July 10, 1998

   10.2(1)   Registration Rights Agreement by and among
             Advanced Tissue Sciences, Inc. and the
             Investors dated as of July 10, 1998

   10.3(1)   Certificate of Designations, Preferences and
             Rights of Series B Convertible Preferred Stock of Advanced Tissue Sciences, Inc.

   23.1      Consent of Ernst & Young LLP, Independent Auditors

__________

(1) Incorporated by reference to the Company's Report on Form 8-K filed with the Commission on July 16, 1998.

                                                                  Exhibit 23.1


               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in Amendement No. 2 to the Registration Statement (Form S-3 No. 333-62955) and related Prospectus of Advanced Tissue Sciences, Inc. for the registration of 15,000,000 shares of its common stock and to the incorporation by reference therein of our report dated February 3, 1998, with respect to the consolidated financial statements of Advanced Tissue Sciences, Inc., and our report dated February 27, 1998, with respect to the combined financial statements of the Dermagraft Joint Venture included in the Annual Report (Form 10-K) of Advanced Tissue Sciences, Inc. for the year ended
December 31, 1997, filed with the Securities and Exchange Commission.


                                                    /s/   ERNST & YOUNG LLP
                                                    -----------------------
                                                    ERNST & YOUNG LLP


San Diego, California
November 3, 1998